Mail Stop 3561
								September 26, 2005
Mr. Charles L. Thibault
Chief Financial Officer
Lazy Days R.V. Center, Inc.
6130 Lazy Days Boulevard
Seffner, FL  33584-2968



      Re:	Lazy Days R.V. Center, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2004
		File No. 333-118185



Dear Mr. Thibault:

      We have reviewed your filing and have the following comments.
We have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Where indicated, we think you should revise your disclosures in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanations. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Financial Statements, page 27

General

1. The financial statements at December 31, 2004 and for the period after the acquisition disclosed in Note 2 on page 38 are those of a different reporting entity, are prepared using a different basis of accounting and are not comparable. Please revise to present the audited financial statements of the predecessor for each annual and interim period through the acquisition date of May 14, 2004 and the successor for the interim period after the acquisition. In doing so, please clearly delineate and label the financial statements as those of either the predecessor company or successor. Please also revise and include a similar presentation in your Form 10-Q for the quarter ended June 30, 2005 as applicable.


Notes to Financial Statements, page 35

Note 3 - Restructuring, page 39

2. Please explain to us in detail how you accounted for your August
2, 2002 merger with LD Holdings. In doing so, please tell us how the merger was structured. Please also provide to us a balance sheet of each entity before and after the merger. In addition, tell us the names of the persons that owned the common stock and preferred stock of each entity, the number of shares of common stock and preferred stock of each entity held by each of them and their percentage ownership interest in each entity before and after the merger.

3. Please tell us your basis in GAAP for recording the ESOP and redeemable preferred stock obligations and unearned ESOP shares of LD
Holdings in your accounts on a push down basis. Please also tell us your basis in GAAP for including any outstanding shares of common stock and/or common stock equivalents of LD Holdings in determining the weighted-average number of shares outstanding used to compute basic and diluted earnings per share.

4. Please tell us how you derived the amount of the allocation of your paid-in capital deficit to the retained earnings of LD Holdings.
In doing so, tell us the amount of each item referred to in the second paragraph on page 40 and provide a reconciliation to the amounts reflected on the corporate restructuring line item in your statements of changes in stockholders` equity. Please also tell us how you accounted for the extinguishment of the subordinated debt, accrued interest and related warrants and the authoritative literature that supports your accounting treatment. Finally, please tell us the transactions that gave rise to your paid-in capital deficit and the authoritative literature that supports your accounting treatment.

* * * * *

       As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Scott Ruggiero at (202) 551-3331 or Bill
Thompson at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3716 with any other questions.


Sincerely,


William Choi
Branch Chief


Mr. Charles Thibault
Lazy Days R.V. Center, Inc.
September 26, 2005
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